ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER

Aquila Investment Management, LLC		87110112B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	July 31, 2012 to July 31, 2013	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

FUND	EFFECTIVE DATE

Narragansett Insured Tax- Free Income Fund	October 25, 2012

is changed to:

Aquila Narragansett Tax- Free Income Fund

Tax- Free Trust of Arizona	April 12, 2013

is changed to:

Aquila Municipal Trust, a series fund consisting of:

o Tax-Free Trust of Arizona

Aquila Three Peaks High Income Fund	April 12, 2013

is changed to:

Aquila Funds Trust, a series fund consisting of:

o Aquila Three Peaks High Income Fund

as of the effective date indicated.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.